Exhibit 21

SUBSIDIARIES OF L.B. FOSTER COMPANY

(as of December 31, 2014)

Name of Corporation	Jurisdiction of Incorporation
Chemtec Energy Services, L.L.C.	Texas
Coal Train Holdings, Inc.	Delaware
Coronet Rail Limited	United Kingdom
CXT Incorporated	Delaware
L.B. Foster GmbH	Germany
L.B. Foster Ball Winch, Inc.	Texas
L.B. Foster India Holdings Company	Delaware
L.B. Foster International Holdings Company	Delaware
L.B. Foster Kelsan Technologies (Europe) Unlimited	United Kingdom
L.B. Foster Latin America Holdings Company	Delaware
L.B. Foster Produtos Ferrovi’arois do Brasil Ltda	Brazil
L.B. Foster Rail Technologies Canada Ltd.	Quebec, Canada
L.B. Foster Rail Technologies, Corp.	British Columbia, Canada
L.B. Foster Rail Technologies, Inc.	West Virginia
L.B. Foster Rail Technologies (UK) Limited	United Kingdom
L.B. Foster UK Ltd.	United Kingdom
Portec Rail Nova Scotia Company	Nova Scotia, Canada
Salient Systems, Inc.	Ohio